SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6 — K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2003

PLACER DOME INC.

Suite 1600, 1055 Dunsmuir Street
P.O. Box 49330, Bentall Postal Station
Vancouver, British Columbia
Canada V7X 1P1

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F         Form 40-F |X|

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No |X|

PLACER DOME INC.

MATERIAL CHANGE REPORT

Form 53-901F - Securities Act (British Columbia)
Form 27 - Securities Act (Alberta)
Form 25 - Securities Act (Saskatchewan)
Form 27 - Securities Act (Ontario)
Securities Act (Quebec), section 73
Form 27 - Securities Act (Nova Scotia)
Form 26 - Securities Act (Newfoundland)

1.      Reporting Issuer

         Placer Dome Inc.
         P.O. Box 49330
         Bentall Postal Station
         1600 -1055 Dunsmuir Street
         Vancouver, British Columbia
         V7X 1P1

2.     Date of Material Change

          July 8, 2003

3.      Press Release

         A press release was issued by Placer Dome Inc. through the facilities of Canada NewsWire Limited (Canadian Disclosure Network), Vancouver and various other news dissemination facilities and publications on July 8, 2003.

4.      Summary of Material Change

         Placer Dome Inc. (NYSE, TSX, ASX: PDG) and its Australian subsidiary Placer Dome Asia Pacific Limited have entered into a share purchase agreement with shareholders of East African Gold Mines Limited, an Australian unlisted public company, to purchase approximately 98% of the company’s outstanding shares. Consideration, payable upon closing, is $3.015 per share in cash. Placer Dome is undertaking to acquire 100% of the outstanding shares and options of the company. If successful, total consideration of approximately $255 million will be paid to East African Gold Mines’ shareholders and optionholders. The purchase is subject to terms and conditions customary for a transaction of this nature.

5.      Full Description of Material Change

         (all figures in US$ unless otherwise stated)

         Placer Dome Inc. (NYSE, TSX, ASX: PDG) and its Australian subsidiary Placer Dome Asia Pacific Limited have entered into a share purchase agreement with shareholders of East African Gold Mines Limited, an Australian unlisted public company, to purchase approximately 98% of the company’s outstanding shares. Consideration, payable upon closing, is $3.015 per share in cash. Placer Dome is undertaking to acquire 100% of the outstanding shares and options of the company. If successful, total consideration of approximately $255 million will be paid to East African Gold Mines’ shareholders and optionholders. The purchase is subject to terms and conditions customary for a transaction of this nature.

        East African Gold Mines, through a wholly owned subsidiary, owns 100% of the North Mara open pit gold mine in northern Tanzania that was commissioned in September 2002. The project consists of an open pit mining operation, Nyabirama, feeding an adjacent two million tonne per year processing plant. The project also includes the nearby Nyabigena deposit, where mining has recently commenced, and the Gokona deposit. Based on current reserves, East African Gold Mines has forecast production to be approximately 220,000 ounces per year at cash costs of $200 per ounce and total costs of $252 per ounce.

        Reserves at December 31, 2002 estimated by East African Gold Mines totalled 2.94 million ounces, consisting of 24.6 million tonnes grading 3.7 grams per tonne. Measured and indicated resources, including reserves, were 4.25 million ounces, consisting of 43.9 million tonnes grading 3.0 grams per tonne. An additional 102,500 ounces of inferred resources exists, consisting of 0.6 million tonnes grading 5.2 grams per tonne. (1)

        East African Gold Mines holds a 100% interest in a portfolio of tenements totalling 423 square kilometres of ground, comprised of two Special Mining Licences and 15 Prospecting Licences located within the North Mara region.

        East African Gold Mines has a project loan totalling $43 million. As a condition of its project financing, the company entered into hedging contracts totalling 825,000 ounces due for delivery at 25,000 ounces per quarter until August 2011 at a flat gold price of $308.60 per ounce.

(1)     Reserves and resources prepared by East African Gold Mines in accordance with the Australasian Code for Reporting Mineral Resources and Ore Reserves, September 1999 (JORC Code). Ore reserves were estimated using a gold price of $310 per ounce for Nyabirama and Nyabigena and $330 per ounce for Gokona. For further details please see the “Report on Activities – To 31st December 2002” available on their website at www.eagm.com.au. Placer Dome has not yet done the work necessary to verify the classification of these reserves and resources under National Instrument 43-101 (“NI 43-101”) and therefore is not treating them at this time as NI 43-101 defined mineral reserves and mineral resources verified by a qualified person. Reserve and resource estimates prepared under reporting codes other than NI 43-101 should not be relied upon to conform to NI 43-101 standards and definitions. However reserve and resource categories in the JORC Code are substantially similar to the corresponding categories of mineral reserves and mineral resources required under NI 43-101 and to the best of Placer Dome’s knowledge the East African Gold Mines estimates are relevant and reliable.

6.      Confidentiality

         This report is not being filed on a confidential basis.

7.      Omitted Information

         None.

8.      Senior Officers

         For further information:

         J. Donald Rose
         Executive Vice-President, Secretary and General Counsel
         Telephone: (604) 682-7082
         Facsimile: (604) 661-3703

9.      Statement of Senior Officer

         The foregoing accurately discloses the material change referred to herein.

         DATED at Vancouver, British Columbia this 8th day of July, 2003.

/s/ Geoffrey P. Gold —————————————— Geoffrey P. Gold Vice-President, Assistant Secretary and Associate General Counsel

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PLACER DOME INC. (Registrant) By: /s/ Geoffrey P. Gold —————————————— Geoffrey P. Gold Vice-President, Assistant Secretary and Associate General Counsel

Date: July 8, 2003